UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 29, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

The Company's Board of Directors on November 29, 2012 adopted revisions to the Company's By-Laws and Corporate Governance Principles to implement a majority voting standard for uncontested elections of directors. The revised By-Laws and Corporate Governance Principle are filed as exhibits 3.2 and 99.1 hereto. The changes to the By-Laws were in the first sentence of the second paragraph of Article III, Section 2 (clarifying that the advance notice requirement applies to nominations for election as a director) and new Sections 4 and 5 in Article IV (providing for such majority voting standard). The revised Corporate Governance Principles addresses the issue of the "holdover rule" in new Section 5 by requiring incumbent directors to submit resignation letters subject to failure to receive the required vote and the Board's acceptance of such resignation.

Item 9.01 Financial Statements and Exhibits

>   (d) The following is filed as an exhibit to this report:

Exhibit No.

3.2 Amended and Restated By-Laws of Raymond James Financial, Inc. reflecting amendments adopted by the Board of Directors on November 29, 2012, filed herewith.

99.1 Raymond James Financial, Inc. Corporate Governance Principles as amended by the Board of Directors on November 29, 2012, filed herewith.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

                                                                                          RAYMOND JAMES FINANCIAL, INC.

Date: November 30, 2012   By: /s/ Jeffrey P. Julien

                                                                                          Jeffrey P. Julien
                                                                                          Executive Vice President - Finance,
                                                                                          Chief Financial Officer and Treasurer

EXHIBIT 3.2

As Amended by the Board of
Directors on November 29, 2012

AMENDED AND RESTATED

BY-LAWS

OF

RAYMOND JAMES FINANCIAL, INC.

ARTICLE I

Offices

The Company shall maintain a principal office in the State of Florida, and may also have offices in such other places either within or without the State of Florida as the Board of Directors may from time to time designate or as the business of the Company may require.

ARTICLE II

Seal

The seal of the Company shall be circular in form and shall have the name of the Company on the circumference and the words "Corporate Seal Florida" in the center.

ARTICLE III

Shareholders

Section 1. All meetings of the shareholders shall be held at the principal office of the Company in the City of St. Petersburg, County of Pinellas, State of Florida, or at such other place as shall be determined, within or outside the State of Florida, from time to time, by the Board of Directors, and the place at which such meeting shall be held shall be stated in the notice of the meeting. A change in the place of meeting shall not be made within sixty (60) days next before the day on which an election of directors is to be held, and a notice of any change shall be sent to each shareholder at least twenty (20) days before the election is to be held.

Section 2. The annual meeting of the shareholders of the Company for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held each year on the date and at the time set by the Board of Directors. If the annual meeting of the shareholders be not held as herein prescribed, the election of directors may be held at any meeting thereafter called pursuant to these By-laws.

At the annual meeting of the shareholders of the Company, only such business (including nomination for election as a director) shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must either be specified in the notice of meeting given by or at the direction of the Board of Directors, otherwise brought before the meeting by or at the direction of the Board of Directors, or otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder's notice must be received at the principal business office of the Company no later than the date designated for receipt of shareholders' proposals in a prior public disclosure made by the Company. If there has been no such prior public disclosure, then to be timely, a shareholder's notice must be received at the principal business office of the Company not less than sixty (60) days nor more than ninety (90) days prior to the annual meeting of shareholders; provided, however, that in the event that less than seventy (70) days' notice of the date of the meeting is given to shareholders by notice or prior public disclosure, notice by the shareholder, to be timely, must be received by the Company not later than the close of business on the tenth day following the day on which the Company gave notice or made a public disclosure of the date of the annual meeting of shareholders. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting: (a) a brief description of the business or proposal desired to be brought before the annual meeting and the reasons for conducting such business or making such proposal at the annual meeting, (b) the name and address, as they appear on the Company's records, of the shareholder proposing such business, (c) the class and number of shares of the Company's stock which are beneficially owned by the shareholder, (d) any material interest of the shareholder or any associate of the shareholder in such business or proposal and (e) the same information required by clauses (b), (c) and (d) above with respect to any other shareholder that, to the knowledge of the shareholder proposing such business, supports such proposal. Subject to the discretion vested in the chairman of the meeting under Section 8 below, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2. The chairman of an annual meeting shall, if he so determines, declare to the annual meeting that a matter of business was not properly brought before the meeting in accordance with the provisions of this Section 2, and upon such determination and declaration any such business not properly brought before the meeting shall not be transacted.

Section 3. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board of Directors, or, upon authorization by the Board of Directors, by the Chief Executive Officer, the President, or any Vice President and shall be called at any time by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President, or the Secretary or the Treasurer, upon the request of shareholders owning twenty-five per cent (25%) of the outstanding stock of the Company entitled to vote at such meeting. Business transacted at all special meetings shall be confined to the objects stated in the notice of meeting.

Section 4. Notice of the time and place of the annual meeting of shareholders or any special meeting of shareholders shall be given by mailing notice of the same at least ten (10) days and not more than sixty (60) days prior to the meeting, with postage prepaid, to each shareholder of record of the Company entitled to vote at such meeting at the address appearing on the record books of the Company. The Board of Directors may fix in advance a date, not exceeding seventy (70) days preceding the date of any meeting of shareholders, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting.

Section 5. A quorum at any annual or special meeting of shareholders shall consist of shareholders representing, either in person or by proxy, a majority of the outstanding capital stock of the Company entitled to vote at such meeting, except as otherwise specially provided by law or in the Articles of Incorporation.

Section 6. If a quorum be not present at a properly called shareholders' meeting, the meeting may be adjourned by those present, and if a notice of such adjourned meeting, sent to all shareholders entitled to vote thereat, contains the time and place of holding such adjourned meeting and a statement of the purpose of the meeting, that the previous meeting failed for lack of a quorum, and that under the provisions of this Section 6 it is proposed to hold the adjourned meeting with a quorum of those present, then, at such adjourned meeting, except as may be otherwise required by law or provided in the Articles of Incorporation, any number of shareholders entitled to vote thereat, represented in person or by proxy, shall constitute a quorum, and the votes of a majority in interest of those present at such meeting shall be sufficient to transact business.

Section 7. At all meetings of the shareholders every registered owner of shares entitled to vote may vote in person or by proxy and shall have one vote for each such share standing in his name on the books of the Company. At all elections of directors the voting shall be by ballot. The Board of Directors, or, if the Board shall not have made the appointment, the chairman presiding at any meeting of shareholders, shall have power to appoint one or more persons to act as inspectors or tellers to receive, canvass, and report the votes cast by the shareholders at such meeting; but no candidate for the office of director shall be appointed as inspector or teller at any meeting for the election of directors.

Section 8. The Chairman of the Board or the Chief Executive Officer or, in their absence, the President or a Vice President shall preside at all meetings of the shareholders; and, in the absence of the Chairman, the Chief Executive Officer, the President and a Vice President, the Board of Directors may appoint any officer to act as chairman of the meeting. The chairman of the meeting shall have broad discretion in determining the order of business at a shareholders' meeting. The chairman's authority to conduct the meeting shall include, but in no way be limited to, opening and adjourning the meeting, recognizing shareholders entitled to speak, allowing for and terminating questions by shareholders, calling for reports, stating questions and putting them to a vote, calling for nominations, determining whether any business or proposal is properly before the meeting and announcing the results of voting. The chairman also shall take such actions as are necessary and appropriate to preserve order at the meeting. The rules of parliamentary procedure need not be observed in the conduct of shareholders' meetings.

Section 9. The Secretary of the Company shall act as secretary of all meetings of the shareholders; and, in his absence, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE IV

Directors

Section 1. The management of all the affairs, property, and business of the Company shall be vested in a Board of Directors, consisting of the number of persons authorized under the Articles of Incorporation, who shall be elected at the annual meeting of the shareholders, for a term of one year, and shall hold office until their successors are elected and qualify. In addition to the powers and authorities by these By-laws and the Articles of Incorporation expressly conferred upon it, the Board of Directors may exercise all powers of the Company and do all lawful acts and things which are not by statute or by the Articles of Incorporation or by these By-laws directed or required to be exercised or done by the shareholders.

Section 2. The number of directors may at any time be increased (to a maximum of twenty) or decreased by vote of a majority of the Board of Directors at any regular or special meeting, if the notice of such meeting contains a statement of the proposed increase or decrease of directors. In case of any such increase, the Board of Directors at any meeting shall have power to elect such additional directors to hold office until the next annual meeting of the shareholders, and until their successors are elected and qualify.

Section 3. All vacancies in the Board of Directors, whether caused by increase in number of directors, resignation, death, or otherwise, may be filled by a majority of the remaining directors attending a meeting, even though less than a quorum be present. A director thus elected to fill any vacancy shall hold office for the unexpired term of his predecessor, and until his successor is elected and qualifies.

Section 4. Except as provided in Section 5, with respect to Contested Elections, each nominee shall be elected a director by a Majority Vote with respect to that nominee's election at any meeting for the election of directors at which a quorum is present. For purposes of these By-laws, a "Majority Vote" means that the number of votes cast in favor of a nominee must exceed the number of votes cast against the nominee's election. Abstentions and broker non-votes, if any, will not count as a vote cast with respect to that nominee.

Section 5. Directors shall be elected by a plurality of the votes cast in any Contested Election. For purposes of these By-laws, a "Contested Election" means an election of directors with respect to which the Secretary of the Company has received notice that a shareholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements set forth in the second paragraph of Section 2, Article III, of these By-laws and such nomination has not been withdrawn by such shareholder on or prior to the tenth business day preceding the date the Company first mails its notice of meeting to the shareholders.

Section 6. The Board of Directors may hold meetings and keep the books of the Company outside the State of Florida.

Section 7. The annual meeting of the board of Directors, of which no notice shall be necessary, shall be held immediately following the annual meeting of the shareholders, or immediately following any adjournment thereof, for the purpose of the organization of the Board and the election or appointment of officers for the ensuing year and for the transaction of such other business as may be brought before such meeting.

Section 8. Regular meetings of the Board of Directors may be held without notice at the principal office of the Company or at such other place or places, within or without the State of Florida, as the Board of Directors may from time to time designate.

Section 9. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board of Directors, or the Chief Executive Officer, or, in their absence, by the President or any Vice President, or by any two directors, to be held at the principal office of the Company, or at such other place or places, within or without the State of Florida, as the directors may from time to time designate.

Section 10. Notice of all special meetings of the Board of Directors shall be given to each director by two (2) days' service of the same by telecopier transmission, mail, electronic mail or personally.

Section 11. At meetings of the Board of Directors the Chairman of the Board, or, in his absence, the Chief Executive Officer, the President or a designated Vice President shall preside. A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present, whereupon the meeting may be held, as adjourned, without further notice. At any meeting at which every director shall be present, even though without any notice, any business may be transacted.

Section 12. The Board of directors may establish, from time to time, a schedule of compensation for members of the Board of Directors, as well as a fixed sum and expenses of attendance for attendance at each regular or special meeting of the Board; provided that nothing herein contained shall be construed to preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing Committees may be allowed compensation for attending Committee meetings. Unless otherwise determined by the Board of Directors, directors who are employees of the Company shall not receive any compensation for service on the Board of Directors, but shall be reimbursed for expenses of attendance at meetings.

Section 13. No contract or other transaction between the Company and one or more of its directors, or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers, or are financially interested, shall be either void or voidable because of such relationship or interest, because such director or directors are present at the meeting of the Board of Directors or a Committee thereof which authorizes, approves, or ratifies such contract or transaction, or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or Committee which authorizes, approves, or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Company at the time it is authorized by the Board of Directors, a Committee or the shareholders.

An interested director may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a Committee thereof which authorizes, approves, or ratifies such contract or transaction.

Section 14. The Company shall:

(a) Indemnify any person made a party to an action by or in the right of the Company to procure a judgment in its favor by reason of such person being or having been (i) a director or officer of the Company, (ii) a director or officer of any other corporation, firm, association or entity which such person served as such at the request of the Company, but only if such indemnification is approved in writing by the Chief Executive Officer of the Company, or (iii) a Trustee of any employee benefit plan or trust or other program sponsored by the Company or any subsidiary of the Company, against the reasonable expenses, including attorneys' fees, incurred by such person in connection with the defense or settlement of such action, or in connection with an appeal therein, except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(b) Indemnify any person made a party to an action, suit or proceeding, other than one by or in the right of the Company to procure a judgment in its favor, whether civil or criminal, brought to impose a liability or penalty on such person for an act alleged to have been committed by such person in the capacity of (i) a director or officer of the Company, (ii) a director or officer of any other corporation, firm, association or entity which such person served as such at the request of the Company, but only if such indemnification is approved in writing by the Chief Executive Officer of the Company, or (iii) a Trustee of any employee benefit plan or trust or other program sponsored by the Company or any subsidiary of the Company, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred as a result of such action, suit or proceeding, or any appeal therein, unless the Board of Directors determines that such person did not act in good faith in the reasonable belief that such action was in the best interests of the Company. The termination of any such civil or criminal action, suit or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere shall not in itself disqualify such person from indemnification except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(c) Advance the payment of expenses, including attorneys' fees, to any person entitled to indemnification hereunder during the pendency of any claim, action or proceeding, unless otherwise determined by the Board of Directors in any case.

The foregoing rights of reimbursement or indemnification shall not be exclusive of other rights to which any such person may otherwise be entitled and, in the event of his or her death, shall extend to his or her legal representatives. Any approval of indemnification by the Chief Executive Officer with respect to the service as a director or officer as described in subsections (a)(ii) and (b)(ii) above, may be revoked, but only prospectively (i.e., such revocation shall apply with respect to indemnification for actions taken after such revocation is communicated in writing to the person affected by the revocation).

(d) In any instance where more than one person is entitled to reimbursement of attorneys' fees pursuant to this Section 14, the Company shall select one attorney to serve as attorney for all such persons, unless, in the opinion of the attorney selected by the Company, a conflict of interest exists which would prevent representation by that attorney of one or more persons. Notwithstanding the foregoing provision, any person may at any time decide to be represented by an attorney of his choosing, at his own expense.

(e) The Company may enter into indemnification agreements with members of the Board of Directors which may provide for further or expanded indemnification rights or otherwise modify the rights provided under this Section 14.

Section 15. Each officer, director, or member of any Committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by:

(a) one or more officers or employees of the Company whom he or she reasonably believes to be reliable and competent in the matters presented;

(b) legal counsel, public accountants, or other persons, as to matters he or she reasonably believes are within the persons' professional or expert competence; or

(c) a Committee of the Board of Directors of which he or she is not a member, if he or she reasonably believes the Committee merits confidence.

In discharging his or her duties, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the Company and its shareholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the Company or its subsidiaries, the communities and society in which the Company or its subsidiaries operate, and the economy of the state and the nation.

Section 16. No person shall be liable to the Company for any loss or damage suffered by it on account of any action taken or omitted to be taken by him or her as a director or officer of the Company, or of any other corporation, firm, association, or entity in which he or she serves in any position at the request of the Company, if such action was taken:

(a) In good faith;

(b) With the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

(c) In a manner he or she reasonably believes to be in the best interests of the Company.

ARTICLE V

Committees

Section 1. The Board of Directors may appoint from among its members an Executive Committee of not less than two nor more than nine members, one of whom shall be the Chairman of the Board, and shall designate one of such members as Chairman of the Executive Committee. The Board may also designate one or more of its members as alternates to serve as a member or members of the Executive Committee in the absence of a regular member or members. The Board of Directors reserves to itself alone the power to declare dividends, recommend to shareholders any action requiring their approval, change the membership of any committee at any time, fill vacancies therein, and discharge any committee either with or without cause at any time. Subject to the foregoing limitations, the Executive Committee shall possess and exercise all other powers of the Board of Directors during the intervals between meetings.

Section 2. The Board of Directors may also appoint from among its own members such other committees as the Board may determine, including an Audit Committee and a Compensation Committee, which shall in each case consist of not less than two directors, and which shall have such powers and duties as shall from time to time be prescribed by the Board.

Section 3. A majority of the members of any committee may fix its rules of procedure. All actions by any committee shall be reported to the Board of Directors at a meeting succeeding such action and shall be subject to revision, alteration, and approval by the Board of Directors.

ARTICLE VI

Divisions

Section 1. The Board of Directors of the Company may appoint individuals who may, but need not be directors, officers, or employees of the Company, to serve as members of an Advisory Board of Directors of one or more operating divisions of the company and may fix fees or compensation for attendance at meetings of any such Advisory Boards. The members of any such Advisory Board may adopt and from time to time may amend rules and regulations for the conduct of their meetings and shall keep minutes which shall be submitted to the Board of Directors of the Company. The term of office of any member of the Advisory Board of Directors shall be at the pleasure of the Board of Directors of the Company and shall expire the day of the annual meeting of the shareholders of the Company. The function of any such Advisory Board of Directors shall be to advise with respect to the affairs of the operating divisions of the Company to which it is appointed.

Section 2. The Board of Directors of the Company, or the Chief Executive Officer, may from time to time confer on the employees of the Company assigned to any operating division of the Company, or discontinue, the title of President, Vice President, and any other titles deemed appropriate. Any employee so designated as an officer of an operating division shall have authorities, responsibilities, and duties with respect to his or her operating division corresponding to those normally vested in the comparable officer of the Company by these By-laws, subject to such limitations as may be imposed by the Board of Directors of the Company or the Chief Executive Officer. The designation of any such title to an employee of an operating division of the Company shall not be permitted to conflict in any way with the executive or administrative authority of any officer of the Company and shall not constitute authorization for such person to act as an officer of the Company or to represent himself or herself as an officer of the Company.

ARTICLE VII

Officers

Section 1. The Board of Directors shall elect from its own number a Chairman of the Board and shall elect a Chief Executive Officer, a President and such Vice Presidents (who may or may not be directors, and who may be designated Executive or Senior Vice Presidents) as in the opinion of the Board the business of the Company requires, a Chief Financial Officer (who may also be a Vice President, Treasurer and Controller of the Company), a Treasurer and a Secretary; and it may elect or appoint from time to time such other or additional officers, including one or more Vice Chairmen, a Chief Operating Officer, a Chief Administrative Officer, a Controller and a General Counsel, and one or more Assistant Secretaries and Assistant Treasurers, as in its opinion are desirable for the conduct of the business of the Company. In its discretion the Board of Directors may leave unfilled any office except those of Chief Executive Officer, Chief Financial Officer, Treasurer, and Secretary. Any individual may hold one or more offices authorized under these By-laws.

Section 2. The Board of Directors may authorize the Company to enter into employment contracts with any executive officer for periods longer than one year, and any provision of the Articles of Incorporation or By-laws for annual election shall be without prejudice to the contract rights if any, of an executive officer under such a contract. Subject to his or her rights under any such employment contract, any officer or agent shall be subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors. An officer, agent, or employee, other than officers appointed by the Board of Directors, shall hold office at the discretion of the officer appointing him.

Section 3. The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors and shareholders.

Section 4. The Vice Chairman shall have such powers and perform such duties as may be assigned to him or her by the Board of Directors or the Chairman.

Section 5. The Chief Executive Officer shall exercise such duties as customarily pertain to that office and shall have general and active supervision over the property, business, and affairs of the Company and over its several officers. In the absence of the Chairman of the Board, he or she shall preside at all meetings of the shareholders and at meetings of the Board of Directors. He or she may appoint officers, agents, or employees other than those appointed by the Board of Directors. He or she may sign, execute, and deliver in the name of the Company powers of attorney, contracts, bonds, and other obligations and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the By-laws.

Section 6. The President shall exercise such duties as customarily pertain to that office and, subject to the direction of the Chief Executive Officer, shall have general and active supervision over the property, business, and affairs of the Company. In the absence of the Chairman of the Board and the Chief Executive Officer, the President shall preside at all meetings of the shareholders and at meetings of the Board of Directors. In the absence or disability of the Chief Executive Officer, the Board or the Chairman shall designate the President to perform the duties and exercise the powers of the Chief Executive Officer. The President may sign and execute contracts and other obligations pertaining to the regular course of his duties.

Section 7. Each Vice President shall have such powers and perform such duties as may be assigned by the Board of Directors, the Chief Executive Officer, the President, or the corporate officer to whom the Vice President reports. In the absence or disability of the Chief Executive Officer and the President, the Board or the Chairman shall designate a Vice President to perform the duties and exercise the powers of the Chief Executive Officer or the President. A Vice President may sign and execute contracts and other obligations pertaining to the regular course of his duties.

Section 8. The Chief Financial Officer shall be responsible for the financial reporting on a consolidated basis of the Company and its subsidiaries. He or she shall perform such other duties as may be assigned by the Board of Directors or the Chairman, including duties that may otherwise be assigned to the Treasurer under these By-laws, and shall be responsible to the Chief Executive Officer for the performance of the duties of the office.

Section 9. The Controller shall be the chief accounting officer of the Company, unless that responsibility is also being fulfilled by the Chief Financial Officer. He or she shall perform such duties as shall be assigned by the Chief Financial Officer.

Section 10. The Treasurer shall, subject to the direction of the Chief Executive Officer or the Chief Financial Officer, have general custody of all the funds and securities of the Company and have general supervision of the collection and disbursement of funds of the Company. He or she shall endorse on behalf of the Company for collection checks, notes, and other obligations, and shall deposit the same to the credit of the Company in such bank or banks or depositories as the Board of Directors may designate, or shall designate others to do so. He or she may sign, with the Chairman, the Chief Executive Officer, the Chief Financial Officer, or such other person or persons as may be designated for the purpose by the Board of Directors, all bills of exchange or promissory notes of the Company. Unless such responsibilities are being fulfilled by the Chief Financial Officer or the Controller, he or she shall enter or cause to be entered regularly in the books of the Company full and accurate account of all moneys received and paid on account of the Company; shall at all reasonable times exhibit the books and accounts of the Company to any director of the Company upon application at the office of the Company during business hours; and, whenever required by the Board of Directors or the Chief Executive Officer, shall render a statement of accounts. He or she shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the By-laws. He or she shall give bond for the faithful performance of these duties in such sum and with such surety as shall be approved by the Board of Directors.

Any Assistant Treasurer shall have such authority to sign and endorse checks, notes and other obligations of the Company, and open bank accounts, and such other duties and responsibilities, as shall be authorized by the Treasurer or the Chief Financial Officer.

Section 11. The Secretary shall keep the minutes of all meetings of the shareholders and of the Board of Directors, and to the extent ordered by the Board of Directors or the Chairman, the minutes of meetings of all committees. He shall cause notice to be given of meetings of shareholders, of the Board of Directors, and of any committee appointed by the Board. He shall have custody of the corporate seal and general charge of the records, documents, and papers of the Company not pertaining to the performance of the duties vested in other officers, which shall at all reasonable times be open to the examination of any director, and shall authenticate records of the Company as required from time to time. He may sign or execute contracts with the Chairman, the Chief Executive Officer, the President, or a Vice President thereunto authorized, in the name of the Company, and affix the seal of the Company thereto. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Chief Executive Officer.

Any Assistant Secretary shall have the authority to perform the duties of the Secretary and such other duties as may be assigned by the Chief Executive Officer or the Secretary.

Section 12. The General Counsel shall advise and represent the Company generally in all legal matters and proceedings and shall act as counsel to the Board of Directors and the Executive Committee. The General Counsel may sign and execute pleadings, powers of attorney pertaining to legal matters, and any other contracts and documents in the regular course of his duties.

Section 13. In addition to such bank accounts and brokerage accounts as may be authorized in the usual manner by resolution of the Board of Directors, the Treasurer or the Controller of the Company, with the approval of any one of the Chairman, the Chief Executive Officer, or the Chief Financial Officer, may authorize such bank accounts or brokerage accounts to be opened or maintained in the name and on behalf of the Company as he or she may deem necessary or appropriate. Payments from such bank accounts shall be made upon and according to a check or draft which may be signed jointly or singly by either the manual or facsimile signature or signatures of such officers or bonded employees of the Company as shall be specified in the written instruction of the Chief Financial Officer, the Treasurer, or the Controller of the Company. With respect to any brokerage account established pursuant to this Section 13, any of the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Treasurer, the Controller or any other employee of the Company specified in written instructions by the Chief Financial Officer or Treasurer of the Company shall be fully authorized and empowered to purchase, sell, assign, transfer and deliver any and all shares of stock, bonds, debentures, notes, evidences of indebtedness or other securities owned by the Company or registered in the name of the Company, and such persons shall be authorized to make, execute and deliver any and all written instruments of assignment and transfer necessary or proper to give effect to any transaction in such brokerage account.

Section 14. In case any office shall become vacant, the Board of Directors shall have power to fill such vacancies. In case of the absence or disability of any officer, the Board of Directors may delegate the powers or duties of any officer to another officer or a director for the time being.

Section 15. Unless otherwise ordered by the Board of Directors, the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Secretary or any officer thereunto duly authorized by the Chief Executive Officer shall have full power and authority on behalf of the Company to attend and to vote at any meeting of shareholders of any corporation in which the Company may hold stock, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock at any such meeting, and shall have power and authority to execute and deliver proxies and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock. The Board of Directors, from time to time, may confer like powers upon any other person or persons.

Section 16. The salaries of executive officers, though the same be directors and/or shareholders, shall be fixed by the Board of Directors.

ARTICLE VIII

Capital Stock

Section 1. Certificates for stock of the company shall be in such form as the Board of Directors may from time to time prescribe and shall be signed by the Chairman of the Board or the Chief Executive Officer, the President, or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, manually or in facsimile. A stock certificate signed (manually or in facsimile) by an officer of the Company shall be valid even though such person no longer holds office when the certificate is issued. Notwithstanding the foregoing provisions regarding share certificates, the Board of Directors of the Company may provide that some or all of any or all classes or series of the Company's common or preferred stock may be uncertificated shares.

Section 2. The Board of Directors shall have power to appoint one or more Registrars and Transfer Agents for the registration and transfer of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such Registrars and Transfer Agents.

Section 3. Shares of capital stock of the Company shall be transferable on the books of the Company only by the holder of record thereof in person or by duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares.

Section 4. In case any certificate for shares of the capital stock of the Company shall be lost, stolen, or destroyed, the Company may require such proof of the fact and such indemnity to be given to it and to its Transfer Agent and Registrar, if any, as shall be deemed necessary or advisable by it.

Section 5. The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof in fact, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 6. The Board of Directors may fix in advance a date, not exceeding 70 days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive payment of any such dividends, or to exercise the rights in respect to any such change, conversion, or exchange of capital stock, and in such case only shareholders of record on the date so fixed shall be entitled to such notice of and to vote at such meeting, or to receive payment of such dividend, or allotment of rights, or exercise such rights, as the case may be, and notwithstanding any transfer of any stock on the books of the Company after any such record date fixed as herein provided.

ARTICLE IX

Miscellaneous; Dividends

Section 1. The Board of Directors shall have power to fix, and from time to time change, the fiscal year of the company.

Section 2. Any notice required to be given under the provisions of these By-laws or otherwise may be waived by the shareholder, director, or officer to whom such notice is required to be given.

Section 3. The Board of Directors or any committee thereof, may take any action contemplated under these By-laws by unanimous written consent in lieu of meeting.

Section 4. Dividends may be declared by the Board of Directors and paid to shareholders to the extent permitted by law, subject to any conditions and limitations imposed by the Articles of Incorporation of the Company.

ARTICLE X

The Board of Directors shall have power to add any provision to or to amend or repeal any provision of these By-laws by the vote of a majority of all of the directors at any regular or special meeting of the Board, provided that a statement of the proposed action shall have been included in the notice or waiver of notice of such meeting of the Board. The shareholders may amend or repeal any provision of these By-laws by the vote of a majority of the stock at any meeting, provided that a statement of the proposed action shall have been included in the notice or waiver of notice of such meeting of shareholders.

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EXHIBIT 99.1

RAYMOND JAMES FINANCIAL, INC.
CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors of Raymond James Financial, Inc. (the Company) has adopted the following principles with respect to the Company's governance. These principles will be reviewed regularly by the Corporate Governance, Nominating and Compensation Committee of the Board of Directors. The Board may amend the Principles from time to time in light of corporate governance developments.

1. Corporate Mission Statement

The Company's Mission Statement is attached as Exhibit A.

2. Corporate Governance at Raymond James

Unlike many public companies, the management and employees of Raymond James are significant stockholders of the Company. Historically, the Company's Executive Officers and employees have owned a significant portion of the Company's common stock (over 35% as of September 2010). For this reason, the Board of Directors believes that the interests of the Company's management and employees are already strongly aligned with the interests of stockholders. The corporate governance principles adopted by the Board of Directors for the Company reflect this important characteristic of Raymond James Financial, Inc.

3. Role of the Board of Directors

The role of the Company's Board of Directors is to oversee management of the Company in their efforts to enhance shareholder value and conduct the Company's business in accordance with the Company's mission statement. In that connection, the Board helps management assess long-range strategies for the Company, and evaluates management performance. While enhancing shareholder value is a primary concern, the Board also considers the interests of clients, associates and other interested groups, including the communities which the Company serves, as well as the broader public interest. In discharging its oversight responsibility, members of the Board rely on the Company's management as well as its auditors and other professional advisers.

4. Size and Composition of the Board of Directors

Under the Company's By-laws, the Board of Directors may consist of no more than 20 persons. It is the current view of the Board of Directors that the Company is well served by having a Board of 10 persons, permitting effective communication and collaboration among Board members. While the Board consists of a majority of independent Directors, as determined under New York Stock Exchange Rules by the Board of Directors, the Board presently believes that the Company's interests are best served by having a meaningful representation of the Company's senior management serve as Board members. Independent directors meet the criteria for independence established by the New York Stock Exchange.

5. Nomination of Incumbent Directors

The Company's Bylaws provide for majority voting in uncontested elections of directors. In uncontested elections, directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In order for any incumbent director to become a nominee of the Board for further service on the Board, prior to the mailing of the proxy statement for the annual meeting at which he or she is to be reelected, such director must tender his or her irrevocable resignation authorized by Section 607.0807 of the Florida Business Corporation Act to the Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee. Such resignation will be effective only upon (i) the director's failure to receive the required vote in an uncontested election at any annual meeting at which he or she is nominated for reelection, and (ii) Board acceptance of such resignation. With respect to any nominee for reelection who fails to receive the required vote in an uncontested election of directors, the Corporate Governance, Nominating and Compensation Committee shall consider such irrevocable resignation and shall recommend to the Board the action to be taken. The Corporate Governance, Nominating and Compensation Committee shall recommend that the Board accept the resignation unless it determines that the best interests of the Company and its stockholders would not be served by doing so. The Corporate Governance, Nominating and Compensation Committee and the Board shall take action on or before the next regularly scheduled board meeting, but in no event later than 120 days from the certification of the shareholder vote pertaining to the election, unless such action would cause the Company to fail to comply with any requirement of the NYSE or any rule or regulation promulgated under the Securities Exchange Act of 1934, in which event the Committee and the Board shall take action as promptly as is practicable while continuing to meet such requirements. The Board will promptly disclose its decision and the reasons therefore, in a periodic or current report filed with the Securities and Exchange Commission.

6. Selection of Board Members

The entire Board of Directors stands for reelection at the Company's Annual Meeting of Shareholders each year, following review and approval by the Corporate Governance, Nominating and Compensation Committee and the full Board of Directors.

The Corporate Governance, Nominating and Compensation Committee reviews the experience and qualifications of nominees to the Board who are identified by management. In addition, the Committee has the authority to identify and recommend nominees directly to the Board of Directors. Board members are expected to demonstrate high standards of integrity and character and are also expected to offer important perspectives on some aspect of the Company's business based on their business experience.

7. Board Tenure

A director (management or outside) is expected to retire from the Company's Board of Directors at the Annual Meeting of Shareholders following his or her 72nd birthday.

Outside Directors are normally expected to serve no more than 12 years as members of the Company's board.

In the event of extraordinary or unusual circumstances, the Board reserves the right to waive the age, tenure or both such limitations to allow a director to serve not more than three additional annual terms on the Board.

Outside Directors who hold a particular corporate or other employment position at the time of their appointment are not required to resign their position if that position changes during their board tenure.

Directors who are Officers of the Company should offer their resignation in the event of any significant change in their primary job responsibilities or upon no longer being employed by the Company. The Board, with the assistance of the Corporate Governance, Nominating and Compensation Committee, will evaluate whether the Board should accept the resignation after reviewing whether the individual satisfies the Board's membership criteria in light of such change.

8. Limitation on Board Membership

Non-management Directors may not serve on the Board of Directors of more than four public companies.

9. Compensation of Directors

Members of the Board are compensated for their time and services by cash payments and restricted stock units; the compensation level is periodically reviewed by the Corporate Governance, Nominating and Compensation Committee which makes recommendations to the Board of Directors and is designed to reflect reasonable compensation for the time spent at meetings of the Board and Committees and for other activities required of Directors to enable them to effectively discharge their responsibilities. All members of the Board are expected to own at least 5,000 shares of the Company's common stock (including shares of restricted stock and restricted stock units), but current Directors shall have until February 28, 2013 to acquire such shares and new Directors shall have until the third annual meeting of Directors after they join the Board to acquire such shares.

10. Lead Director

The Company has separated the position of Chairman of the Board and Chief Executive Officer and has no present plans to change that structure. The Board of Directors has appointed one of its independent directors as lead director, whose role is to solicit agenda items and issues from independent directors for inclusion in the Board agenda and to organize and chair periodic meetings of the independent directors.

11. Board Meetings

Board meetings follow an agenda that is established in advance by the Chairman, CEO and CFO, with input from the Lead Director and from management. Each meeting of the Board provides for time for a joint meeting with members of the Company's Operating Committee, who constitute the senior management of the Company. Board materials are distributed in advance of each meeting, containing financial, strategic and operational summaries from each of the major business units as well as material information relating to agenda items. Members of the Board are expected to attend all Board meetings, including telephone meetings when necessary.

12. Meetings of Independent Directors

In addition to the formal Board meetings, the independent Directors meet for discussion prior to each Board meeting, generally on the afternoon before the meeting. The independent Directors also meet regularly with the CEO.

13. Board and Director Evaluation

The Board of Directors conducts an annual long-range strategic planning meeting, generally following the Annual Meeting of Shareholders. During these meetings, members of senior management also participate in addressing strategic issues facing the Company. In addition to consideration of strategic and long term issues, the Board undertakes a review of its functions and processes to identify areas for improvement.

The Corporate Governance, Nominating and Compensation Committee conducts an annual evaluation of each Director's performance in connection with the nomination of management's slate of candidates for election to the Board.

14. Director Orientation and Continuing Education; Access to Employees

New Directors are provided with an orientation to the Company and a board reference manual containing important background information regarding the Company. Management of the Company encourages all Board members to meet with senior management personnel to learn about the financial, strategic and other long term issues effecting the Company's business operations, and provides specific opportunities for new Directors to engage in such meetings.

Members of the Board of Directors are encouraged to take advantage of educational programs that may assist them in the performance of their duties. The Company will reimburse Directors for the reasonable costs of attendance at programs which are approved in advance by the Company.

Members of the Board of Directors have at all times full and unrestricted access to members of management and employees of the Company and are encouraged to contact such personnel directly.

15. Board Committees

The Board has two committees: the Audit Committee and the Corporate Governance, Nominating and Compensation Committee. All members of these Committees are independent Directors in accordance with the criteria established by the New York Stock Exchange, and the Audit Committee has designated one of its members as the Audit Committee Financial Expert. Each of the Committees has a charter defining its mission and role. Members of the Committees and Committee chairpersons are selected annually by the Board of Directors.

16. CEO Compensation and Succession

The Corporate Governance, Nominating and Compensation Committee establishes standards for CEO performance and determines the compensation of the CEO based on an annual review of his performance. The Committee also annually reviews compensation of other senior executives.

That Committee is also responsible for succession planning for the CEO and reviewing succession plans for senior level executive positions.

17. Ethics Policy

The Company has a comprehensive ethics policy applicable to all employees and to members of the Board of Directors, requiring adherence to high ethical standards as well as compliance with all applicable laws, rules and regulations. The Company has also established procedures, under the direction of the Audit Committee, for the confidential and anonymous reporting by employees of concerns regarding accounting, auditing and internal controls matters.

18. Policies Regarding Stock Options

The Board of Directors believes that stock options are a valuable part of the compensation program for key personnel and Financial Advisors, and serve to align their interest with the interests of the Company's shareholders. Accordingly, the Company maintains both qualified and non-qualified option plans for key employees and Financial Advisors. These plans are administered by the Corporate Governance, Nominating and Compensation Committee.

Under the Company's option plans, options generally vest over a five year period; options which have vested in full must be exercised within 90 days to one year of the final vesting date, or they expire. This assures that option recipients become shareholders of the Company, and reflects a policy that options should not exceed 10% of the Company's outstanding stock at any time. The Company has not in the past engaged in repricing of stock options and the Nominating, Compensation and Corporate Governance Committee has no plans to do so in the future.

The Company treats stock options as a compensation expense in its financial statements.

19. Senior Executive Stock Ownership Guidelines

Members of the Company's Operating Committee should own at least 10,000 shares of the Company's common stock (including shares of restricted stock and restricted stock units) within two years of becoming a member of the Operating Committee.

Members of the Company's Operating Committee should retain for three years twenty-five percent of the shares of the Company's common stock that they acquire through the exercise of options or vesting of restricted stock.

20. Corporate Control Structures

The Company does not provide for a "poison pill" or other anti-takeover procedures in its Articles of Incorporation. A merger or acquisition transaction pursuant to which the Company's shareholders are required to receive shares of another corporation requires approval of the holders of two-thirds of the Company's common stock.

As amended by the Board of Directors, November 29, 2012

Our business is people and their financial well-being. Therefore, in the pursuit of our goals, we will conduct ourselves in accordance with the following precepts:

Our clients always come first.

We must provide the highest level of service with integrity.

Assisting our clients in the attainment of their financial objectives is our most worthy enterprise.

We must communicate with our clients clearly and frequently.

Our investments and services must be of superior quality.

Teamwork - cooperating with and providing assistance and support to our fellow Associates - is fundamental to sustaining a quality work environment that nurtures opportunities for unparalleled service, personal growth and job satisfaction.

Continuing education is necessary to maintain the timeliness of investment knowledge, tax law information and financial planning techniques.

Innovation is requisite to our survival in a changing world.

To emulate other members of our industry requires us to continue to work hard; to excel beyond our peers requires us to provide an even higher caliber of service to our clients.

We must give something back to the communities in which we live and work.